Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69728

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING April 1, 2024 AND ENDING March 31, 2025
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Astor Ridge NA LLP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 Rumson Rd
(No. and Street)

Rumson	N.J.	07760
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Co.
(Name – if individual, state last, first, and middle name)

1785 West 2300 Street	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

10/07/08	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Astor Ridgeside LLP, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[illegible]
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. [illegible]
Qualified in New York County
My Commission Expires [illegible]

Signature: J. Clarke Gray

Title: CFO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ASTOR RIDGE N.A. LLP

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2025
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)

As a public document

ASTOR RIDGE N.A. LLP
CONTENTS



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Astor Ridge N.A. LLP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Astor Ridge N.A. LLP as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Astor Ridge N.A. LLP as of March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Astor Ridge N.A. LLP's management. Our responsibility is to express an opinion on Astor Ridge N.A. LLP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Astor Ridge N.A. LLP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
May 29, 2025

We have served as Astor Ridge N.A. LLP's auditor since 2023.

1

ASTOR RIDGE N.A. LLP
Statement of Financial Condition
March 31, 2025
(Expressed in United States Dollars)

Assets

Cash	$ 223,391
Deposit with clearing broker	780,026
Receivable from clearing broker	460,567
Prepaid expenses	3,145
Accounts receivable	254
Total assets	$ 1,467,383

Liabilities and Partners' Capital

Commissions payable	$ 364,259
Payable to affiliates	70,000
Accounts payable and accrued expenses	24,055
Total liabilities	458,314
Partners' capital	1,009,069
Total liabilities and partners' capital	$1,467,383

The accompanying notes are an integral part of this financial statement

(Expressed in United States Dollars)

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Astor Ridge N.A. LLP (the "Company", the "LLP", "or "ARNA") was organized on September 16, 2015 under the Limited Liability Partnerships Act of 2000 of England and Wales, as a limited liability partnership. The Company was approved and registered with the Securities and Exchange Commission ("SEC") on August 24, 2016. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the National Futures Association (the "NFA"). The Company is a majority owned subsidiary of Astor Ridge LLP, a United Kingdom limited liability partnership regulated under the Financial Conduct Authority ("FCA"), a regulator for financial services firms and financial markets in the United Kingdom. All employees and partners work remotely.

The security transactions which are entered into on behalf of the Company's institutional customers are cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required. The Company is a member of the Securities Investor Protection Corp. The Company, as a result of its membership in the NFA, has annual reporting requirements under Regulation 1.16 of the Commodity Futures Trading Commission.

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The U.S. Dollar is the functional currency of the Company.

Recently Adopted Accounting Pronouncements

Beginning in 2024 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual and interim basis.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies (continued)**</u>

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business. At March 31, 2025, the Company did not have any cash equivalents.

<u>Credit Risk</u>

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation. At March 31, 2025 the Company's balances were not in excess of the federally insured limits.

<u>Translation of Foreign Currencies</u>

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

<u>Property and equipment</u>

The Company records property and equipment at cost providing for depreciation at the time the assets are placed in service. Property and equipment is stated at cost less accumulated depreciation. Depreciation of assets is provided using accelerated methods for financial statement reporting purposes over the estimated useful lives of the assets, which is five years. Property and equipment are fully depreciated at March 31, 2025.

(Expressed in United States Dollars)

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Deposit with and Receivable from Clearing Broker

The Company entered into a fully disclosed clearing agreement with a clearing broker on November 30, 2023. The Company made an initial security deposit agreed to by the Company and the clearing broker. At March 31, 2025, the Company has cash and securities of $780,026 to satisfy its clearing deposit of $250,000 and commissions of $460,567 due from its clearing broker.

Valuation of Investments at Fair Value

The Company applies the provisions of ASC 820, Fair Value Measurements ("ASC 820"), which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the prices for similar assets and liabilities and other observable information that can be corroborated by market data.

Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Company had $780,026 of US Treasury Bills on deposit with its clearing broker at March 31, 2025.

(Expressed in United States Dollars)

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Credit Losses

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 which impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's commissions (including but not limited to, receivables related to brokerage commissions) are impacted by ASC 326. Commissions receivable amounted to $460,567 as of March 31, 2025.

Note 2 - Net Capital Requirements

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2025, the Company had net capital of $1,005,620 which was $975,066 in excess of its net capital requirement of $30,554. The Company's percentage of aggregate indebtedness to net capital was 45.6% at March 31, 2025.

Note 3 - Income Taxes

The Company does not record a provision for federal and state income taxes because the partners report their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). Generally, the Company is subject to examination by the major taxing authorities for the three-year period prior to the date of these financial statements.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the

Note 3 - Income Taxes (continued)

applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. To date, there have been no such penalties or interest.

Note 4 - Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and are summarized at March 31, 2025 as follows:

Furniture	$ 4,343
Computer equipment	69,679
	74,022
Less: Accumulated depreciation	74,022
	$ -

Note 5 - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2) , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the nature of business and summary of significant accounting policies.

Note 6 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 7 - Related Party Transactions

Astor Ridge LLP is the majority owner of Astor Ridge N.A. LLP. Registered representatives of Astor Ridge LLP may enter into securities transactions through Astor Ridge N.A. LLP on behalf of United Kingdom customers.

The Company pays profit sharing split 50/50 to Astor Ridge LLP and the Brighton Family, LLC and pays the Brighton Family, LLC, a related entity, for administrative fees. As of March 31, 2025, $60,000 was payable to affiliates for estimated profit sharing and $10,000 due to affiliates for administrative service performed in March.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2025, through the date of issuance of these financial statements. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.